Schedule A

(as of October 27, 2023)

FUNDS

(1)	Effective as of the Date, with respect to each Fund listed below, the investment management fee shall be accrued daily and calculated in accordance with the following schedule:

Average Daily Net Assets	Annual Rate
For the first $2.5 billion	0.75000%
For the next $2.5 billion	0.73125%
For the next $2.5 billion	0.71250%
For the next $2.5 billion	0.69375%
For the amount over $10 billion	0.67500%

Fund	Ticker	Effective Date of Agreement
First Trust Bloomberg Emerging Market Democracies ETF	EMDM	03/02/2023
First Trust Emerging Markets Human Flourishing ETF	FTFH	10/27/2023